November 24, 2010

Stuart M. Strauss, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York   10036

Re: DBX ETF Trust
         File Numbers: 333-170122 and 811-22487

Dear Mr. Strauss:

        We have reviewed the registration statement on Form N-1A of DBX ETF Trust
(the "Trust") filed on October 25, 2010 under the Securities Act of 1933 (the "1933 Act")
and the Investment Company Act of 1940 (the "1940 Act"). The Trust has five series
that are exchange-traded funds.

        Our comments are set forth below. The captions we use below correspond to the
captions the Trust uses in its registration statement.

General Comments

        1. We note that portions of the disclosure have been left blank. These omissions
include the names of the sub-advisers and portfolio managers. We expect to have further
comments when you supply the omitted information in a pre-effective amendment, or on
disclosure made in response to this letter, or on exhibits added in a pre-effective
amendment.

        2. Please supply the undersigned with copies of your exemptive application and
any no-action requests the Trust has submitted, or will submit, in connection with
registration of its shares. Please inform the undersigned whether the Trust intends to rely
on an existing exemptive order for its exchange-traded fund (ETF) structure and, if so,
provide the Investment Company Act of 1940 Release number and date of the order. If
the Trust intends to file an application for an exemptive order, the application process
may result in additional disclosure beyond what is requested in this letter.

        3. Please review and revise the prospectus where necessary so as to conform to
the Commission's plain English requirements of Rule 421 under Regulation C under the
1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and
Exchange Commission, A Plain English Handbook (1998).

Prospectus

Cover Page

4. Please move the third sentence into a separate paragraph.

DBX MSCI EMERGING MARKETS CURRENCY-HEDGED EQUITY FUND

5. Page 1 -- *Fees and Expenses.* Delete "comprehensive management fee" under "Management Fees".

6. Page 1 -- *Fees and Expenses.* Move the second sentence of the introductory paragraph to a footnote to "Other Expenses".

7. Page 2 -- *Principal Investment Strategies.*
        a. Will this series use the Underlying Index as its principal benchmark index? If so, please explain in your response letter to these comments how the Underlying Index meets the definition for an "appropriate broad-based securities market index" as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.
        b. Please inform the staff as to how long the Underlying Index has existed and whether it is widely used and consulted by investors.
        c. The first sentence of the first paragraph states that the Underlying Index is designed to provide exposure to equity securities in the global emerging markets, while at the same time mitigating exposure to fluctuation between the value of the U.S. dollar and selected merging market currencies.. Please identify what types of equity securities will be included in the Underlying Index
        d. The second sentence of the first paragraph states that the Underlying Index consists of 21 emerging market country "indexes" and then proceeds to list a number of countries. As use of the word "index" in this context does not make sense, please revise this sentence.

8. Page 3 -- *Principal Investment Strategies.* Specify what are the "types of investments suggested by its name". In addition, as an index fund, please clarify in this section that the Fund will invest more than 80% of its assets in securities included in the Fund's index. See Investment Company Act Release No. 24828 (January 17, 2001). Also, will forward currency contracts be one of those "types of investments"? If so, how are forward currency contracts valued for purposes of counting them in the "80% of net assets" basket?

9. Page 3 – *Summary of Principal Risks.* The second sentence states that there are numerous other risks that are described in greater detail in later sections of the Prospectus and Statement of Additional Information. To the extent that any of these risks are principal, please summarize them in this section.

10. Page 4 -- *Currency Risk.* The disclosure refers to "various" strategies to minimize the impact of currency fluctuation. The discussion of principal investment

strategies mentions only forward currency contracts. What other hedging strategies will be used by the series? Disclose these hedging strategies in "Principal Investment Strategies".

11. Page 5 -- *Cash Redemption Risk.* Clarify the disclosure to make it clear that this risk applies only to Authorized Participants who redeem Creation Units.

12. Page 5 – *Performance Information.* Please add disclosure required by Instruction 1 to Item 4(b)(2) of Form N-1A (*e.g.*, by stating that the information gives some indication of the risks of an investment in the Fund by comparing the Fund's performance with a broad measure of market performance).

13. Page 5 – *Sub-Adviser.* Please move this paragraph to a location in the Prospectus following the disclosure required by Items 2 through 8 of Form N-1A.

DBX MSCI EAFE CURRENCY-HEDGED EQUITY FUND

14. Pages 7 through 11. Comments 5 through 13 also apply to this series.

DBX MSCI BRAZIL CURRENCY-HEDGED EQUITY FUND

15. Pages 12 through 17. Comments 5 through 13 also apply to this series.

DBX MSCI CANADA CURRENCY-HEDGED EQUITY FUND

16. Pages 18 through 22. Comments 5 through 13 also apply to this series.

DBX MSCI JAPAN CURRENCY-HEDGED EQUITY FUND

17. Pages 23 through 28. Comments 5 through 13 also apply to this series.

Additional Information About Funds' Investment Strategies and Risks

18. Page 30. Disclosure on this page describes the index construction for each of the indices used by the Funds. Please describe in this section for each index: the average market capitalization as of a recent date; whether the index is currently (or has recently been) concentrated in any industry or industries; and (for the MSCI Emerging Markets FX hedge Index and the MSCI EAFE FX Hedge Index) which countries represent the indexes' largest holdings. In addition, please explain in this section how the Underlying Indexes hedge exposure to fluctuations between the value of the U.S. dollar and selected non-U.S. currencies. We may have further comments based on your response.

Additional Risks of Investing in the Funds

19. Page 38 -- *Derivatives Risk.* To what extent does each series intend to invest in derivatives? To the extent that a series will be materially invested in derivatives the

prospectus should discuss how the use of derivatives fits into its investment strategy. Pleas review your disclosure in light of the recently released guidance from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission/s website, www.sec.gov.

Statement of Additional Information

INVESTMENT STRATEGIES AND RISKS

20. Pages 2 through 7. Some investments and investment practices described here are not mentioned in the Prospectus. To the extent that a series intends to engage in such investments and practices so that they might materially affect the performance of the series or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the Prospectus.

MANAGEMENT

Trustees and Officers

21. Page 12. The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

INVESTMENT ADVISORY, SUB-ADVISORY, ADMINISTRATIVE AND DISTRIBUTION SERVICES

Investment Adviser and Sub-Adviser

22. Disclose when the Investment Adviser was organized.

23. Disclose the Investment Adviser's affiliation with Deutsche Bank. If the Investment Adviser was acquired by Deutsche Bank, describe the circumstances and the nature of the acquisition. *See* Item 19(a) of Form N-1A.

Notwithstanding our comments, please furnish a letter acknowledging that:

>The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

>should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel